Filed by Gaiam, Inc. pursuant to
                                                   Rule 425 under the Securities
                                                    Act of 1933 and deemed filed
                                                 pursuant to Rules 14a-12 of the
                                                 Securities Exchange Act of 1934

                                                    Subject Company: Gaiam, Inc.
                                                 Commission File Number: 0-27517


       On October 16, 2000, Gaiam, Inc. and Real Goods Trading Corporation
                  jointly issued the following press release:

                      GAIAM AND REAL GOODS ANNOUNCE MERGER
                          Real Goods' Mission Continues

     Broomfield, Colo. & Santa Rosa, Calif. - October 16, 2000 - Gaiam, Inc. (Nasdaq: GAIA), a multi-channel lifestyle company marketing to customers who value the environment, personal development and a healthy lifestyle and Real Goods Trading Corporation (Nasdaq: RGTC), a multi-channel marketer of environmental and renewable energy products, jointly announced today that they have signed an agreement to merge, subject to Real Goods shareholder approval.

     The Companies will hold a joint conference call today, October 16, at 9:30 a.m. M.D.T. (11:30 p.m. E.D.T.) The dial-in number is 888/324-7106 and the password is Gaiam/Real Goods Conference Call.

     The tax free stock for stock exchange, valued at $8.7 million, is expected to close in January. Real Goods shareholders will receive one share of Gaiam Class A common stock in exchange for each ten shares of Real Goods owned. In addition, Real Goods shareholders will receive $1 in gift certificates for Gaiam products for each Real Goods share owned up to $100 per person.

     Real Goods, a pioneer in the environmental, healthy living and renewable energy markets since 1978, will compliment Gaiam's brand. Both companies market to the Lifestyles of Health and Sustainability (LOHAS) industry. The LOHAS industry is expected to be a $227 billion market this year in the U.S. alone according to Natural Business Communications.

     Real Goods' revenues for the calendar year 2000 are expected to be approximately $16 million. Gaiam intends to consolidate a majority of Real
Goods' operations into its established infrastructure and leverage Gaiam's operational efficiencies and proprietary products, while maintaining the Real Goods' brand name and mission. Including the cost of consolidation, the transaction is expected to be neutral to Gaiam's 2001 earnings per share and accretive in 2002.

     The Real Goods Solar Living Center, a 12-acre solar-powered environmental and healthy living demonstration site in Hopland, California with over 150,000 visitors per year, will become an important public relations vehicle for Gaiam's message.

     Jirka Rysavy, Chairman and founder of Gaiam, commented: "We're excited to welcome Real Goods into Gaiam. Real Goods' long history of environmental commitment and loyal customer base will allow Gaiam to bring its selection of lifestyle products and information to a broader market."

     John Schaeffer, Chairman and founder of Real Goods, added: "Jirka and I have been talking about ways to work together for many years. I'm glad our two companies have finally combined energies, and I think we'll make an incredibly strong team to further our mutual missions that are now more important than ever before. With the depth of the Gaiam team, Gaiam's unique proprietary products, and their operational and marketing strength, Real Goods will finally be able to achieve the economies of scale to reach a far wider audience. Together we will be far stronger than Real Goods could be on its own."

     A replay of the conference call will begin 1 hour after the end of the call and will continue until October 18 at 7:00 p.m. E.D.T. The replay number is:
888/568-0354.

     This press release includes forward-looking statements relating to matters that are not historical facts. Forward-looking statements may be identified by the use of words such as "expects," "believes," "will," "should" or comparable terminology  or by  discussions  of  strategy.  While the Company  believes  its assumptions and expectations underlying forward-looking statements are reasonable, there can be no assurance that actual results will not be materially different. Risks and uncertainties that could cause materially different results include, among others, introduction of the Company's new products and services, the successful completion and integration of acquisitions, uncertainties relating to the Internet, the possibility of negative economic conditions, and other risks and uncertainties included in the Company's filings with the Securities and Exchange Commission. The Company assumes no duty to update any forward-looking statements.

--------------------------------
Contact:

Real Goods Trading Corporation
John Schaeffer, 707/521-4444
http: www.realgoods.com
or
Gaiam, Inc.
Lynn Powers, 303/222-3230
http: www.gaiam.com


Additional Information

INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO (THE "PROXY STATEMENT/PROSPECTUS") WHICH WILL BE PREPARED BY THE GAIAM, INC. AND REAL GOODS TRADING CORPORATION. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT WILL CONTAIN INFORMATION IMPORTANT TO INVESTORS. WHEN COMPLETED, THE PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO THE SHAREHOLDERS OF REAL GOODS TRADING CORPORATION. COPIES OF THE PROXY STATEMENT/PROSPECTUS WILL BE AVAILABLE FOR FREE BY CONTACTING GAIAM, INC. OR REAL GOODS TRADING CORPORATION OR AT THE SEC'S WEBSITE AT WWW.SEC.GOV.